NEWS RELEASE 05-30	October 21, 2005

FRONTEER UPDATES DRILLING PROGRESS IN LABRADOR

Fronteer Development Group Inc. (“Fronteer”) (FRG-TSX/AMEX) announced today that it is approximately midway through its uranium drilling program in the Central Mineral Belt of Labrador. Fronteer has completed 22 drill holes (approx. 8,000 metres) on three uranium targets, with assay results from 18 of these holes expected over the next several months. Approximately 2,000 metres of additional drilling is anticipated to be completed before the end of November, with a winter program to resume in March, 2006.

Fronteer currently has two drill rigs operating in the project area. One rig is dedicated to drilling deep holes below the historic Michelin uranium deposit (“Michelin”)(approx. 18 million lbs U3O8) with the goal of testing its potential to host a 50 million pound uranium resource. The second rig is dedicated to sequentially testing new target areas for the first time including Otter Lake and Jacque’s Lake, two of the largest radiometric anomalies in the Central Mineral Belt.

MICHELIN DEPOSIT

Drilling results to date at Michelin have been very encouraging. Two shallow confirmation holes have tested the historic resource area and show that new results are equal to, or better than, historical grades and widths. Specifically:

1.	TWM-05-174 intersected 0.18% U3O8 over 13.8 metres, including 0.27% U3O8 over 4.33 metres This hole was a confirmation of historical hole M-76-174, which intersected 0.11% U3O8 over 14.33 metres.
2.

TWM-05-92 (previously announced in Fronteer release October 3, 2005) intersected 0.16% U3O8 over 11.4 metres including 0.24% U3O8 over 3.0 metres. This hole was a confirmation of historic hole M-72-92, which returned 0.16% U3O8 over 11.3 metres.

A third drill hole, which was also reported October 3, 2005, undercut the historic Michelin resource by 100 vertical metres to a depth of 350 metres, and demonstrated that the deposit is open for significant expansion.

3.	M-05-02C intersected 0.12% U3O8 over 42 metres including 0.24% U3O8 over 9.6 metres.

To date, a total of five additional deep holes have been completed beneath Michelin, which have tested the extension of the mineralization to vertical depths of at least 450 metres. Drilling has just commenced on a new hole that will test for extensions of Michelin to a vertical depth of 550 metres.

OTTER LAKE

Otter Lake is one of the largest airborne uranium anomalies in the Central Mineral Belt, covering approximately 2.5 square kilometres. It is a strong circular feature characterized by bedrock exposures of uranium mineralization, locally derived uranium bearing boulders and coincident radiometric hotspots.

A total of 455 rock samples were collected this year from locally derived boulders within the Otter Lake anomaly. Using a cut-off of 0.03% U3O8 the average grade of 125 samples was 0.11% U3O8. Using a cut-off of 0.05% U3O8 the average grade of 77 samples was 0.16% U3O8.

Fronteer has completed 10 drill holes (2,614 metres) on the Otter Lake target. Assay results are pending.

JACQUE’S LAKE

Drilling on the Jacque’s Lake target is currently underway with 3 of 8 planned holes completed. The Jacque’s Lake target is centered over a uranium anomaly that is 5 kilometres long, 400 metres wide, and localized along a regional shear zone. Samples from the first three holes have been shipped to the lab with assay results pending.

Detailed mapping at Jacque’s Lake has traced exposed uranium mineralization at surface for over 250 metres providing a clear bedrock source to the radiometric anomaly. Grab samples from this area have returned grades up to 0.13% U3O8.

According to Dr Mark O’Dea, Fronteer’s President and CEO, “Fronteer is on track to demonstrate that the Central Mineral Belt has the potential to become Canada’s next uranium district. We have already confirmed the expansion potential at Michelin, and we are in the process of demonstrating the potential for new uranium deposits in the district.”

Detailed radiometric and magnetic survey maps of the Jacque’s Lake target can be found using this link: http://www.fronteergroup.com/i/IR/Jacques05-29.jpg

A radiometric survey map of the target areas can be accessed by way of the following link: http://www.fronteergroup.com/i/IR/2005_Radio.jpg

Drill core from the Labrador program is being shipped weekly to Activation Labs in Ancaster, Ontario, for analysis. Fronteer should begin receiving additional assay results shortly, with ongoing results to be announced regularly over the next few months.

Fronteer holds a 57% interest in Aurora Energy Inc., a private company created specifically to hold the above noted uranium assets in the Central Mineral Belt of Labrador. (Please see Fronteer news release June 20 2005). Fronteer is the operator of the current exploration campaign.

In addition to uranium, Fronteer is actively drilling two advanced stage gold projects in western Turkey that are under option to Fronteer from Teck Cominco Limited.

The Company is also advancing twelve, 100% owned gold projects in Chiapas, Mexico.

For further information on Fronteer visit www.fronteergroup.com or contact:
Mark O'Dea, President & CEO
Rick Valenta, VP Exploration & COO
Dan McIntyre, Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, is the Qualified Person for Fronteer on this project. Uranium resources referred to for the Michelin Deposit are historical in nature. They were calculated by Brinex in the 1970s and are not compliant with National Instrument 43-101. The historical calculations include reserves in the proven, probable and possible categories, and were based upon extensive diamond drilling and underground sampling. Fronteer has not undertaken any independent investigation of the resource estimate nor has it independently analyzed the results of the previous exploration work in order to verify the classification of the resources, and therefore the historical estimates should not be relied upon. However, Fronteer believes that these historical estimates provide a conceptual indication of the potential of the property and are relevant to ongoing exploration. The drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium, the timing of exploration, and amount of estimated future resources and resource conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to aboriginal approvals, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Recent Form 20-F and Annual Information Form on file with the United States Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.